Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Three Months Ended Dec 31, 2014
	Years ended September 30
	2010	2011	2012	2013	2014
Earnings:
Earnings from continuing operations before income taxes	$2,879	3,631	3,115	3,196	3,348	765
Fixed charges	398	370	373	373	355	87
Earnings, as defined	$3,277	4,001	3,488	3,569	3,703	852

Fixed Charges:
Interest Expense	$280	246	241	234	218	53
One-third of all rents	118	124	132	139	137	34
Total fixed charges	$398	370	373	373	355	87

Ratio of Earnings to Fixed Charges	8.2X	10.8X	9.4X	9.6X	10.4X	9.8X